Filed Pursuant to Rule 433

Registration No. 333-219092

March 11, 2019

BB&T Corporation

Pricing Term Sheet

March 11, 2019

Medium-Term Notes, Series H (Subordinated)

$650,000,000

3.875% Subordinated Notes due March 19, 2029

Issuer	BB&T Corporation

Security	3.875% Subordinated Notes due March 19, 2029

Ratings (Outlook)	A2/Under Review for Downgrade (Moody’s) / BBB+/Stable (S&P) / A/Stable (Fitch) / A/Positive (DBRS)

Currency	USD

Size	$650,000,000

Security Type	SEC Registered Medium-Term Notes, Series H (Subordinated)

Maturity	March 19, 2029

Coupon	3.875%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	February 16, 2029

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Benchmark Treasury	2.625% US Treasury due February 15, 2029

Spread to Benchmark Treasury	+125 bps

Benchmark Treasury Spot and Yield	99-28+; 2.637%

Price to Public	99.901% of face amount

Proceeds (Before Expenses) to Issuer	$647,796,500 (99.661%)

Interest Payment Dates	March 19 and September 19 of each year, commencing September 19, 2019

Trade Date	March 11, 2019

Settlement Date	March 18, 2019 (T+5)

Use of Proceeds	General corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries.

Subordination	The notes will be unsecured and subordinated.

CUSIP / ISIN	05531GAB7 / US05531GAB77

Joint Book-Running Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc.

Co-Managers	Academy Securities, Inc. R. Seelaus & Co., LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at (844) 499-2713, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, and SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.